NEWS RELEASE
OTC BB: VCTZF
Cusip# 91881202

DIRECTOR RESIGNATION

January 18, 2010, Valcent Products Inc. (the “Company”, or “Valcent”), announced effective January 15, 2010 that George Orr has resigned as the CFO and as a Director of the Company and its affiliates including Valcent Products Limited (eu) and Vertical Algae Technology LLC.

On behalf of the Company and the Board, Chris Bradford President and CEO, stated “We would like to express our gratitude to George. His expertise has been a great asset to Valcent Products Inc in the development and building of our company over the last several years. We wish him the very best in his future projects.”

About Valcent Products Inc:
Valcent Products Inc. (OTCBB: VCTZF) specializes in growing solutions and plant based consumer products and is a leader in the development of innovative and practical eco-technologies. For more information, visit: www.valcent.net and www.valcent.eu and contribute at http://blog.valcent.net/ .

Contacts:

Investor Relations                                                               Media Relations
Gerry Jardine or Mike Parker                                              Nancy Tamosaitis
(800) 877-1626 or (888) 506-7979                                        Vorticom Public Relations
or worldwide (604) 630-2941                                               212.532.2208
info@valcent.net                                                                 Nancyt@vorticom.com

Safe Harbor for Forward Looking Statements:  This press release contains forward-looking information, in that it describes events and conditions, which Valcent Products, Inc. reasonably expects to occur in the future, and statements including opinions, assumptions and  estimates.  Forward-looking statements include information that does not relate strictly to historical or current facts.  When used in this document, the words “seeks”, “anticipate”, “believe”, estimate”, “expect”, “forecast”, “intent”, “may”, “project”, “plan”, “potential”, “should” and similar expressions are intended to be among the statements that identify forward-looking statements.  Forward-looking statements are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties, including inability to complete sales in process or develop positive cash flow from anticipated product sales, and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized.  We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information.  The risks and uncertainties that could affect future events or the Company's future financial performance are more fully described in the Company's quarterly reports (on Form 6-K filed in the US and the financial statements and Form 51-102F1 filed in Canada), the Company's annual reports (on Form 20-F filed in the US and the financial statements and Form 51-102F1 filed in Canada) and the other recent filings in the US and Canada. These filings are available at www.sec.gov in the US and www.sedar.com in Canada. For all such forward-looking statements, we claim the safe harbour for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Valcent disclaims any obligation to update any forward-looking statement made herein.